UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-38851

X3 HOLDINGS CO., LTD.

(Translation of Registrant’s name into English)

Suite 412, Tower A, Tai Seng Exchange

One Tai Seng Avenue

Singapore 536464

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Issuance of Class B Restricted Ordinary Shares as Stock Bonus

On January 5, 2026, X3 Holdings Co., Ltd. (the “Company”) has issued (i) 4,500,000 Class B restricted ordinary shares to Hogstream International Ltd., a company incorporated under the laws of British Virgin Islands, which is 100% held by Mr. Stewart Lor, the Co-Chief Executive Officer of the Company; and (ii) 3,200,000 Class B restricted ordinary shares to Ms. Yuxia Xu, the Chief Financial Officer of the Company (together with the issuance of Class B restricted ordinary shares to Hogstream International Ltd., collectively referred to as the “Issuance of B Shares”), as stock bonuses for the year ended December 31, 2025. The Issuance of B Shares were made in recognition of Mr. Lor and Ms. Xu’s contributions to the Company’s achievement of key operational milestones, capital financing activities, and corporate transformation initiatives.

The Issuance of B Shares was valued at the lowest closing bid price of January 2, 2026, which is $0.3203 per share. No monetary consideration was paid for the issuance of these shares. The Class B shares will rank pari passu in all respects with all existing ordinary shares of the Company, except that each Class B ordinary share is entitled to 30 vote at a general shareholders’ meeting as opposed to one vote for each Class A ordinary share. The Issuance of B Shares was approved by the board of directors of the Company.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 23, 2026

X3 HOLDINGS CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor
Co-Chief Executive Officer

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